================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 8)


                              PANAMSAT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON STOCK, $0.01 PAR VALUE PER SHARE                697933-10-9
---------------------------------------  ---------------------------------------
     (Title of class of securities)                  (CUSIP number)


                              LARRY D. HUNTER, ESQ.
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             THE DIRECTV GROUP, INC.
                           2250 EAST IMPERIAL HIGHWAY
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 964-0700
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                            MICHAEL E. LUBOWITZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000


                                 APRIL 20, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                       (Continued on the following pages)
                              (Page 1 of 16 Pages)

================================================================================

----------------------------------------------------------------                 --------------------------------------------
CUSIP No. 697933-10-9                                                 13D                                         Page 2
----------------------------------------------------------------                 --------------------------------------------
--------------- ------------------------------------------------ ------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        The DIRECTV Group, Inc.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  52-1106564
--------------- -------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                     (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- --------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- -------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
--------------- ---------------------------------------------------------------- --------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware

--------------------------- ------ --------------------------------------------- --------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- --------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          120,812,175
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     120,812,175

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   120,812,175

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.4%

----------------- -------------------------------------------------------------- --------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- --------------------------------------------




                                       2

----------------------------------------------------------------                 --------------------------------------------
CUSIP No. 697933-10-9                                                 13D                                         Page 3
----------------------------------------------------------------                 --------------------------------------------

--------------- ------------------------------------------------ ------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Communications, Inc.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3884435
--------------- -------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [X]
                                                                                                                    (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- --------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- -------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
--------------- ---------------------------------------------------------------- --------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            California

--------------------------- ------ --------------------------------------------- --------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- --------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          14,477,240
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     14,477,240

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   14,477,240

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.6%

----------------- -------------------------------------------------------------- --------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- --------------------------------------------




                                       3

----------------------------------------------------------------                 --------------------------------------------
CUSIP No. 697933-10-9                                                  13D                                         Page 4
----------------------------------------------------------------                 --------------------------------------------

--------------- ------------------------------------------------ ------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Communications Galaxy, Inc.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3456497
--------------- -------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [X]
                                                                                                                   (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- --------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- -------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
--------------- ---------------------------------------------------------------- --------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            California

--------------------------- ------ --------------------------------------------- --------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- --------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          88,605,390
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     88,605,390

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   88,605,390

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  59.0%

----------------- -------------------------------------------------------------- --------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- --------------------------------------------




                                       4

----------------------------------------------------------------                 --------------------------------------------
CUSIP No. 697933-10-9                                                  13D                                       Page 5
----------------------------------------------------------------                 --------------------------------------------

--------------- ------------------------------------------------ ------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Communications Satellite Services, Inc.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3881942
--------------- -------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [X]
                                                                                                                    (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- --------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- -------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
--------------- ---------------------------------------------------------------- --------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            California

--------------------------- ------ --------------------------------------------- --------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- --------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          17,729,545
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     17,729,545

----------------- -----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   17,729,545

----------------- -----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- -----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.8%

----------------- -------------------------------------------------------------- --------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- --------------------------------------------


           This Amendment No. 8 amends the Schedule 13D dated May 27, 1997, as amended in certain respects by Amendments Nos. 1 through 7 thereto, and is filed by The DIRECTV Group, Inc., formerly known as Hughes Electronics Corporation ("The DIRECTV Group"), Hughes Communications, Inc. ("HCI"), Hughes Communications Galaxy, Inc. ("HCG") and Hughes Communications Satellite Services, Inc. ("HCSS", and, collectively with The DIRECTV Group, HCI and HCG, the "Reporting Persons") with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of PanAmSat Corporation (the "Company").

           As previously disclosed on Schedule 13D, HCG and HCSS are wholly-owned subsidiaries of HCI. HCI is wholly-owned subsidiary of Hughes Telecommunications & Space Company ("HTS"), and HTS is a wholly-owned subsidiary of The DIRECTV Group.

           The responses to Item 2 (Identity and Background), Item 4 (Purpose of Transaction), Item 5 (Interest in Securities of the Issuer), Item 6 (Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer) and Item 7 (Material to be filed as Exhibits) are hereby amended as follows:

Item 2.    Identity and Background.
           -----------------------

           This statement is being filed jointly by The DIRECTV Group, HCI, HCG and HCSS. The DIRECTV Group is a Delaware corporation, and each of HCI, HCG and HCSS is a California corporation. The address of each of The DIRECTV Group's, HCI's, HCG's and HCSS' principal office is 2250 E. Imperial Highway, El Segundo, California 90245. The names, business addresses, principal businesses and citizenship of each of the directors and executive officers of each of The DIRECTV Group, HCI, HCG and HCSS are set forth on Schedule I hereto and incorporated by reference herein. The principal businesses of The DIRECTV Group are providing digital television entertainment, broadband satellite networks and video and data broadcasting.

           During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining such future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction.
           ----------------------

           Transaction Agreement
           ---------------------

           On April 20, 2004, The DIRECTV Group and its wholly owned subsidiary, PAS Merger Sub, Inc., a Delaware corporation ("PAS Merger Sub"), entered into a Transaction Agreement (the "Transaction Agreement") with the Company and Constellation, LLC, a Delaware limited liability company ("Constellation") which is an entity affiliated with Kohlberg Kravis Roberts & Co.

           After receipt of all required regulatory approvals, stockholder approval and satisfaction of other closing conditions set forth in the Transaction Agreement, PAS Merger Sub will merge with and into the Company (the

"Merger") and each outstanding share of Common Stock of the Company (other than the Common Stock held by the Reporting Persons, certain other capital stock that is owned by certain employees of the Company who agreed not to receive cash in the Merger, and the Common Stock held by those stockholders who have validly exercised appraisal rights) will be converted in the Merger into the right to receive $23.50 in cash per share (the "Merger Price"). After consummation of the Merger, the Company will be a wholly-owned subsidiary of The DIRECTV Group except for the shares of Common Stock held by certain employees who have agreed not to have their shares cashed out in the Merger.

           Subject to the satisfaction of certain closing conditions set forth in the Transaction Agreement, two business days after the effective time of the Merger, a portion of the Reporting Persons' shares of Common Stock will be repurchased by the Company and the remaining portion will be purchased by Constellation in each case for the Merger Price in cash, less any amounts withheld in accordance with the Transaction Agreement.

           After the consummation of all of the transactions contemplated by the Transaction Agreement, Constellation will own the entire equity interest in the Company other than the equity interests held by certain employees of the Company who have agreed not to have their shares of Common Stock cashed out in the Merger.

           Voting Agreement
           ----------------

           As a condition and inducement to enter into the Transaction Agreement, the Reporting Persons entered into a Voting Agreement with Constellation (the "Voting Agreement") pursuant to which each Reporting Person agreed, at any time prior to the termination of the Transaction Agreement or the Voting Agreement, to (i) appear at any meeting of the stockholders, or cause the Common Stock held by the Reporting Persons to be counted as present at such meeting, for the purposes of establishing a quorum, (ii) vote in favor of the approval and adoption of the Merger, (iii) vote against any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between the Company and any other person (other than the Merger) and (iv) vote against any other action that could reasonably be expected to adversely affect the Merger or the transactions contemplated by the Transaction Agreement. Each Reporting Person also granted to Constellation an irrevocable proxy coupled with an interest to vote the Common Stock held by the Reporting Persons in favor of the Merger.

           In the event that the Transaction Agreement is terminated and a termination fee is payable to Constellation in accordance with the terms of the Transaction Agreement, each Reporting Person is obligated to pay Constellation 50% of any profits (as defined in the Voting Agreement) realized by the Reporting Person from the sale or other disposition of the shares of Common Stock held by the Reporting Person (i) pursuant to a Competing Transaction (as defined in the Transaction Agreement) so long as the agreement with respect to such competing transaction is entered into or consummated within 12 months after termination, (ii) which is not pursuant to a bona fide public offering of shares of Common Stock and such sale or disposition is made at such time as a competing transaction is pending or (iii) pursuant to a superior proposal (as defined in the Transaction Agreement) so long as the agreement with respect to the superior proposal is entered into or consummated within 12 months of termination.

           The foregoing summaries of the Transaction Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by references to the complete text of such agreements attached hereto as Exhibit 1 and Exhibit 2, respectively.

Item 5:    Interest in Securities of the Issuer.
           ------------------------------------

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 8 are incorporated herein by reference. As of April 20, 2004, the Reporting Persons beneficially owned the number of shares of Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (based on 150,192,418 shares of Common Stock outstanding as of March 4, 2004).


-------------------------------------------------- ---------------------------------------- --------------------------------
                   Person                                     Number of Shares                     Percent of Class
-------------------------------------------------- ---------------------------------------- --------------------------------
The DIRECTV Group, Inc.                                          120,812,175                             80.4%
-------------------------------------------------- ---------------------------------------- --------------------------------
Hughes Communications, Inc.                                      14,477,240                              9.6%
-------------------------------------------------- ---------------------------------------- --------------------------------
Hughes Communications Galaxy, Inc.                               88,605,390                              59.0%
-------------------------------------------------- ---------------------------------------- --------------------------------
Hughes Communications Satellite Services, Inc.                   17,729,545                              11.8%
-------------------------------------------------- ---------------------------------------- --------------------------------


           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 8 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Not Applicable.

           (d) Except as stated in this Item 5, to the best of the knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

           (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           The information set forth in Item 4 hereto is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

Exhibit 1 Transaction Agreement, dated as of April 20, 2004, by and among The DIRECTV Group, Inc., PAS Merger Sub, Inc., PanAmSat Corporation and Constellation, LLC.

Exhibit 2 Voting Agreement, dated as of April 20, 2004, by and among Constellation, LLC, The DIRECTV Group, Inc., Hughes Communications, Inc., Hughes Communications Galaxy, Inc. and Hughes Communications Satellite Services, Inc.

Exhibit 3 Joint Filing Agreement, dated as of April 22, 2004, by and among The DIRECTV Group, Inc., Hughes Communications, Inc., Hughes Communications Galaxy, Inc. and Hughes Communications Satellite Services, Inc.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              THE DIRECTV GROUP, INC.

                              By: /s/ Larry D. Hunter
                                  ---------------------------------------------
                                  Name: Larry D. Hunter
                                  Title: Executive Vice President, General
                                         Counsel and Secretary



                              HUGHES COMMUNICATIONS, INC.

                              By: /s/ Larry D. Hunter
                                  ---------------------------------------------
                                  Name: Larry D. Hunter
                                  Title: Senior Vice President and General
                                         Counsel



                              HUGHES COMMUNICATIONS GALAXY, INC.

                              By: /s/ Larry D. Hunter
                                  ---------------------------------------------
                                  Name: Larry D. Hunter
                                  Title: Senior Vice President and General
                                         Counsel



                              HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.

                              By: /s/ Larry D. Hunter
                                  ---------------------------------------------
                                  Name: Larry D. Hunter
                                  Title: Senior Vice President and General
                                         Counsel

Date: April 22, 2004

                  Schedule I to Amendment No. 8 to Schedule 13D
                  ---------------------------------------------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             THE DIRECTV GROUP, INC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of The DIRECTV Group, Inc. ("The DIRECTV Group") is set forth below. Unless otherwise specified, the business address of each person listed below is 2250 E. Imperial Highway, El Segundo, CA 90245. To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States.

                                                                                         Principal Occupation,
                                                                                         If Other Than As
                                               Position with                             An Executive Officer of
Name and Business Address                      The DIRECTV Group                         The DIRECTV Group
-------------------------                      -----------------                         -----------------
K. Rupert Murdoch                              Director and Chairman                     Chairman and Chief Executive, The News
The News Corporation Limited                                                             Corporation Limited
1211 Avenue of Americas,
8th Fl.
New York, NY 10036


Neil R. Austrian                               Director                                  Private Investor


Ralph F. Boyd, Jr.                             Director                                  Executive Vice President and General
Federal Home Loan Mortgage Company                                                       Counsel, Federal Home Loan Mortgage
8200 Jones Branch Drive                                                                  Company
MS 431
McLean, VA 22102


Chase Carey                                    Director, President and Chief Executive
                                               Officer


Peter Chernin                                  Director                                  President and Chief Operating Officer,
The News Corporation Limited                                                             The News Corporation Limited
1211 Avenue of Americas, 8th Fl.
New York, NY 10036


James M. Cornelius                             Director                                  Chairman, Guidant Corporation
Guidant Corporation
111 Monument Circle
Indianapolis, IN 46204


David F. DeVoe                                 Director                                  Chief Financial Officer, The News
The News Corporation Limited                                                             Corporation Limited
1211 Avenue of Americas, 8th Fl.
New York, NY 10036


                                       11

                                                                                         Principal Occupation,
                                                                                         If Other Than As
                                               Position with                             An Executive Officer of
Name and Business Address                      The DIRECTV Group                         The DIRECTV Group
-------------------------                      -----------------                         -----------------

Eddy W. Hartenstein                            Director and Vice Chairman


Charles R. Lee                                 Director                                  Chairman, Verizon Communications
Verizon Communications
375 Park Avenue, Suite 2405
New York, NY 10152


Peter A. Lund                                  Director                                  Chairman, EOS International, Inc.
888 7th Avenue, 13th Floor
New York, NY 10106


John L. Thornton                               Director                                  Consultant, Goldman Sachs
375 Park Avenue, Suite 1002
New York, NY 10152


Bruce Churchill                                Executive Vice President and Chief
HEC Services Company                           Financial Officer
1211 Avenue of Americas
8th Floor
New York, NY 10036


Romulo Pontual                                 Executive Vice President and Chief
                                               Technology Officer


Larry D. Hunter                                Executive Vice President, General Counsel
                                               and Secretary


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                       HUGHES COMMUNICATIONS GALAXY, INC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Communications Galaxy, Inc. ("HCG") is set forth below. Unless otherwise specified, the business address of each person listed below is 2250 E. Imperial Highway, El Segundo, CA 90245. To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States.

                                                                               Principal Occupation,
                                                                               If Other Than As
Name and Business Address      Position with HCG                               An Executive Officer of HCG
-------------------------      -----------------                               ---------------------------
Chase Carey                    Director and President                          President and Chief Executive Officer of The
                                                                               DIRECTV Group


Eddy W. Hartenstein            Vice Chairman                                   Vice Chairman of The DIRECTV Group


Patrick T. Doyle               Senior Vice President, Treasurer and            Senior Vice President, Treasurer and
                               Controller                                      Controller of The DIRECTV Group


Larry D. Hunter                Senior Vice President and General Counsel       Executive Vice President, General Counsel
                                                                               and Secretary of The DIRECTV Group


Janet Williamson               Secretary                                       Assistant Corporate Secretary of The DIRECTV
                                                                               Group


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           HUGHES COMMUNICATIONS, INC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Communications, Inc. ("HCI") is set forth below. Unless otherwise specified, the business address of each person listed below is 2250 E. Imperial Highway, El Segundo, CA 90245. To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States.

                                                                                Principal Occupation,
                                                                                If Other Than As
Name and Business Address    Position with HCI                                  An Executive Officer of HCI
-------------------------    -----------------                                  ---------------------------
Chase Carey                  Director and President                             President and Chief Executive Officer of The
                                                                                DIRECTV Group


Eddy W. Hartenstein          Vice Chairman                                      Vice Chairman of The DIRECTV Group


Patrick T. Doyle             Senior Vice President, Treasurer and Controller    Senior Vice President, Treasurer and
                                                                                Controller of The DIRECTV Group


Larry D. Hunter              Senior Vice President and General Counsel          Executive Vice President, General Counsel
                                                                                and Secretary of The DIRECTV Group


Janet Williamson             Secretary                                          Assistant Corporate Secretary of The DIRECTV
                                                                                Group


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                 HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Communications Satellite Services, Inc. ("HCSS") is set forth below. Unless otherwise specified, the business address of each person listed below is 2250 E. Imperial Highway, El Segundo, CA 90245. To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States.

                                                                                   Principal Occupation,
                                                                                   If Other Than As
Name and Business Address     Position with HCSS                                   An Executive Officer of HCSS
-------------------------     ------------------                                   ----------------------------
Chase Carey                   Director and President                               President and Chief Executive Officer of
                                                                                   The DIRECTV Group


Eddy W. Hartenstein           Vice Chairman                                        Vice Chairman of The DIRECTV Group


Patrick T. Doyle              Senior Vice President, Treasurer and Controller      Senior Vice President, Treasurer and
                                                                                   Controller of The DIRECTV Group


Larry D. Hunter               Senior Vice President and General Counsel            Executive Vice President, General Counsel
                                                                                   and Secretary of The DIRECTV Group


Janet Williamson              Secretary                                            Assistant Corporate Secretary of The
                                                                                   DIRECTV Group


                                  EXHIBIT INDEX
                                  -------------


Exhibit 1 Transaction Agreement, dated as of April 20, 2004, by and among The DIRECTV Group, Inc., PAS Merger Sub, Inc., PanAmSat Corporation and Constellation, LLC.

Exhibit 2 Voting Agreement, dated as of April 20, 2004, by and among Constellation, LLC, The DIRECTV Group, Inc., Hughes Communications, Inc., Hughes Communications Galaxy, Inc. and Hughes Communications Satellite Services, Inc.

Exhibit 3 Joint Filing Agreement, dated as of April 22, 2004, by and among The DIRECTV Group, Inc., Hughes Communications, Inc., Hughes Communications Galaxy, Inc. and Hughes Communications Satellite Services, Inc.